WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

RECEIVED
2005 JAN 26 P 2:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 19, 2005

SUPPL

The Office of Corporate Finance
Securities and Exchange Comm
Judiciary Plaza
450 5th Street North West
Washington, DC 20549


05005366

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on January 19, 2005.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

dlw 1/27

PROCESSED
JAN 27 2005
THOMSON FINANCIAL

Issued: 19 January 2005

DIRECTOR'S SHAREHOLDING

PEP

The Company was informed on 18 January 2005 that on 17 January 2005 Alison Reed acquired 28 Ordinary shares of 25p each at a price of 346.75p each under a PEP registered in the name of Marks & Spencer Savings and Investments Limited.

Following this transaction, her total holding of Ordinary shares amounts to 146,265.

For further information, please contact:
Helen Baker Tel. 020 8718 2867


SEC MAIL PROCESSING
RECEIVED
JAN 21 2005
WASH, D.C. 202 SECTION

WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

January 19, 2005

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on January 19, 2005.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures


SEC MAIL PROCESSING
RECEIVED
JAN 21 2005
WASH, D.C. 202 SECTION

Issued: 19 January 2005

DIRECTOR'S SHAREHOLDING

PEP

The Company was informed on 18 January 2005 that on 17 January 2005 Alison Reed acquired 28 Ordinary shares of 25p each at a price of 346.75p each under a PEP registered in the name of Marks & Spencer Savings and Investments Limited.

Following this transaction, her total holding of Ordinary shares amounts to 146,265.

For further information, please contact:

Helen Baker Tel. 020 8718 2867